Exhibit 99.1 POSCO Holdings Q3 2024 Earnings Release October 30, 2024

2 Disclaimer This presentation was prepared and circulated to shareholders and investors to release information regarding the company’s business performance prior to completion of auditing for the period pertaining to the 3rd quarter of 2024. Given that this presentation is based on unaudited financial statements, certain figures may be modified in the course of the audit process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances that are not historical facts and that are solely based on views and forecasts which are uncertain and subject to risk. Therefore, readers of this presentation shall be aware that foreward-looking statements set forth herein may not correspond to the actual business performance of the company, resulting from changes and risks in business environment and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the Company. The Company does not offer guarantee, expressed or implied, as to the accuracy and completeness of this presentation or of the information contained herein or assume any liability for the information described in this presentation.

3 Contents Consolidated Business Performance Key Business Activities Business Performance by Key Area I. Steel - POSCO · Production/Sales · Income - Overseas · PT-KP · PZSS · P-Maharashtra · PY-VINA II. Infrastructure - POSCO International - POSCO E&C III. Rechargeable Battery Materials - POSCO Future M Appendix

4 Q3 ’24 Consolidated Performance Delayed recovery in steel and EV battery materials markets leads to OP similar to previous quarter Income Financial Structure (KRW billiion, %) (KRW billiion, %) QoQ Revenue OP Margin OP Margin Ratio Net Debt EBITDA(per quarter) Net Debt Ratio QoQ 9,807 +59 9,748 18,961 18,510 16.0% 18,321△ 189 15.9% +0.1%p 8,235 13.7% 6.3% - %p 4.1% 4.1% 2,140 1,196 1,755 1,705 △50 752 743 △9 Q2 2024 Q2 2024 Q3 2023 Q3 2024 Q3 2023 Q3 2024 - Cumulative CAPEX to ’24 Q3: (consolidated) KRW 6.4 trillion, (separate) KRW 0.8 trillion Performance Before Intercompany Transaction Adjustment (KRW billiion) Net Profit Revenue Operating Profit ’23. Q3 ‘24. Q2 ‘24. Q3 ‘23. Q3 ‘24. Q2 ‘24. Q3 ‘23. Q3 ‘24. Q2 ‘24. Q3 Steel 15,449 15,669 497 466 256 232 15,803 853 555 1) POSCO 9,277 9,479 418 438 267 257 9,675 727 500 5,156 5,279 20 7△69△76 Overseas Steel 5,089 71 29 △ 14,768 14,202 429 449 216 299 Infrastructure 13,833 414 266 2) 8,282 8,356 350 357 190 238 POSCO International 8,046 312 195 2) 2,588 2,178 45 47 21 32 POSCO E&C 2,438 56 33 Rechargeable Battery Materials 1,313 947 966 6△28△53 32△38△53 △△ 2) 916 923 3 1△11△1 POSCO Future M 1,286 37 23 1) POSCO, separate 2) Consolidated, POSCO International performance includes POSCO Energy

Integrated steel mill in India 5 Key Business Activities Business Partnership in India POSCO-JSW sign MOU to cooperate in Steel/Battery Materials/Energy Businesses • Building a strategic partnership in the fields of steel, battery materials and renewable energy, with the objective to MOU achieve mutual growth and leadership in the global industry Purpose • Cooperation in establishing an integrated steel mill and other steel-related operations in India - To jointly build an integrated steel mill with at least 5Mt (million ton) capacity in the state of Odisha or any other Steel state in India - JV follows a 50:50 ownership split with equal number of directors on the Board • Business cooperation in EV battery materials, such as Lithium Ferro-Phosphate (LFP) and/or Lithium Carbonate (LC) Battery for LFP cathode active materials Materials • Collaboration in renewable energy (i.e., solar power project) to meet captive power demand Renewable of the integrated JV steel mill Energy

Integrated steel mill in India 6 Key Business Activities Business Partnership in India Upstream business through local partnership to seize growth opportunity Steel Business Strategy: Upstream-focused global expansion and economically-viable net-zero roadmap Market Fragmentaion Global Oversupply Rollout of Emissions Regulation • Fragmentation of supply chain due to • Surplus in China amidst weak domestic demand • Emissions treated as trade barriers geopolitical risk and trade protectionism • Limitation of exports to other markets from • Increasing demand of low carbon products • Growing merits of localization in key markets domestic plant manufacturing among steel-using industries

Key Business Activities Business Partnership in India
7

India: Stable profit generation in a fast-growing market through group synergy

High-Growth Steel Market

- **Steel demand likely to soar on government policy to expand steel production** (190Mt by 2030, CAGR 6.7%)
  - Establishment of the Ministry of Steel bodes strong push for steel industry (NPS2017: 300Mt crude steel by 2030; Vision2047: 500Mt by 2047)
  - Import substitution completion by 2030 *Current per capita steel consumption in India: 91kg (World avg. 222, U.S. 279)

Protectionist Policy/Market

- **Oligopolistic market structure and protectionist policies keep out low-cost Chinese imports, allowing stable profit**
  - Share of the top 5 steel producers in India : 60% (Top 10 in China : 44%), 7.5% tariff on steel imports from China and Vietnam (targeting 10-15% increase)

Iron Ore Reserves

- **Diversified sourcing and availability of low-cost feedstock help to control cost in a fluctuating market**

POSCO Group Synergy

- **Synergy generated with existing downstream business in India**
  - Sales network exists through captive demand for high-grade steel (P-MH) and at steel processing centers in india
  - P-MH, leading supplier of top-quality automotive steel in India with 28% M/S in coated automotive steel products (1st place)

Risk Mitigation

- **By building a local supply chain, mitigate potential downstream supply risks triggered by protectionist trade policies**

EV Battery Market

- **With the goal to be global No. 3 auto market and to take EVs to 30% of the Indian market by 2030** (2% in 2023), **secondary battery demand bodes significant growth**

【 Steel Demand Forecast in India (in hundred million) 】


1.2
1.9
3.3
4.0
'23
'30
'40
'47

*Source : World Steel Dynamics ('24.6)

【Crude Steel Production by Indian Steelmakers (FY22~23) 】


JSW Steel 19%
Tata Steel 16%
SAIL (Steel Authority of India Limited) 14%
Jindal Steel 6%
AMNS (Arcelor Mittal Nippon Steel India) 5%
Others 40%

*Source : JPC (Joint Plant Committee)

8

Key Business Activities Business Partnership in India

JSW Group: Strategically-aligned JV partner to hedge local risks and enter market with speed

Steel (JSW Steel)

- **No.1 steelmaker in India (27Mt capacity)**
  - 4 integrated mills in operation in India
  - Capacity expansion by adding new mills (50Mt by 2030)

Mine (JSW Steel)

- **Ownership of 13 mines (45% captive iron ore)**
  - Target captive ratio increase to 75%

Automobile/EV (JSW Ventures)

- **35% equity in MG Motor India**
  - M/S in Indian EV market('23) : 12% (No.2)

Recycle (LICO Powering Your Future)

- **LICO recycling business operating under EAM**
  - Upstream 1.5Kt

* EAM : JSW Group family-owned business (76% equity stake in LICO)

Energy (JSW Energy)

- **Power supply to integrated mills**
  - Total power capacity: 13.2GW (9.3GW in renewable energy)

As India's No.1 steelmaker, JSW Group is expanding its business to EV battery and energy sectors

【 JSW Integrated Mills and Mines】



Monnet Ispat
BPSL
Odisha
(4 Mines)
Dolvi
Karnataka
(9 Mines)
Vijayanagar
Integrated mills in operation
Mines owned

9

Key Business Activities LiB Materials Business Update

POSCO Argentina: Completion of Brine Lithium Phase 1 Plant Construction (Up/Downstream)

Lithium Project Status

Build Lithium Hydroxide Production Base: 68Kt

1 Brine Lithium (POSCO Argentina Phase 1, 25Kt)

- Plant completion & initial batch production (Aug. '24)
  *Commissioning Ceremony: Oct. 24, '24
- Product certification underway by POSCO Future M and battery makers (Nov. '24) * P- Argentina Phase 2 (25Kt): to be completed by Aug. '25


Primera Empresa en Producir
Hidróxido de Litio en Argentina
Phase 1. Upstream


Ceremonia Inauguración de
Planta de Producción (24.10.24)
Phase 1. Downstream

2 Ore Lithium (P-PLS Plant 1 (21.5Kt), Plant 2 (21.5Kt))

- Plant 1: completion (Nov. '23) → pull in ramp-up ('25.Q1 →'24.E)
  . Agreements with battery and cathode makers (incl. POSCO Future M) to be signed (Nov.'24)
- Plant 2: pilot operation underway → Project completion (Nov. '24)

Other Projects

- **POSCO Silicon Solution completes plant construction (Sept. '24)**
- **POSCO Future M: NCA-dedicated CAM plant (30Kt) completion & initial batch shipment (Oct. '24) in Pohang**

Acquiring Prominent Assets

Explore opportunities to invest in key assets (ex. S. America)

1 Altoandinos Salt Lake Project in Chile

- Shortlist candidate partners; make final selection (Aug. '24)
- Scheduled to announce final partner by '25.Q1

※ Maricunga Salt Lake PJT in Chile
: Bid submission as private partner (Sept. '24)

2 Mahenge Mine Graphite Project in Tanzania

*** Equity stake in Black Rock Mining, owner of the mine**

- 1st Investment (Jun. '21): U$7.5M invested, current equity stake 10.1%
- 2nd Investment (Sept.'24): Agreement made to acquire additional shares
  · Projected shares : 19.9% (P-Holdings and P-INT'L combined)
  · Secure 60Kt off-take of battery-grade graphite ('26.2H) and acquire rights to market non-battery-grade graphite

☞ Availability of US IRA-compliant anode active materials

Key Business Activities Portfolio Management 10

Restructure to improve capital efficiency through enhanced portfolio management

Project Scope

55 under-performing projects; 70 non-core assets

* Five projects added from 2024 Value Day (Jul. '24): Under-performing projects: 51→55; Non-core assets: 69→70

Restructuring Progress (as of '24.Q3E)

21 projects completed

→ Cumulative cash proceeds of *KRW* 625.4 billion

Under-performing Projects — 5 — **Cumulative cash proceeds of *KRW* 44.2 billion**

- Divestment of heavy oil power business in Papua New Guinea
- Divestment/Dissolution of low-performing overseas subsidiaries

Non-core Assets — 16 — ***KRW* 581.2 billion**

- 12 shares investments in KB Financial Group and West Seoul Urban Expressway, among others
- 4 non-performing assets, i.e., multi-purpose commercial building

Implementation Schedule to '26E

Completion target is 97% by 2026, with anticipated cash generation of *KRW* 2.6 trillion


Under-performing projects
Non-essential assets
Accumulated cash proceeds
0.9 tril.
1.9 tril.
2.6 tril.
22
45
24
17
9
8
2024
2025
2026~

* Includes projects completed prior to '24.Q3E.

POSCO

11


Production/Sales
(KRW billion, %)
Crude Steel (Kt)
Product Sales Volume (Kt)
Utilization Rate*
% of Premium Plus Products Sold**
QoQ
90.8%
79.1%
90.3%
+11.2%p
9,311
8,377
8,001
7,858
9,234
8,248
+1,233
+390
30.2%
32.0%
30.6%
△1.4%p
'23.Q3
'24.Q2
'24.Q3


Income
(KRW billion, %)
Revenue
Operating Profit
OP Margin
QoQ
7.5%
4.5%
4.6%
+0.1%p
9,675
727
9,277
418
9,479
438
+202
+20
'23.Q3
'24.Q2
'24.Q3

* Utilization Rate : crude steel production / crude steel capacity
** Excludes non-prime and semi-product figures

Production/sales volume grew on the completion of major repairs; OP rose despite mill margin decline resulting from weak demand

- Sales price (carbon steel) : Q2) *KRW* 1,023k/t → Q3) *KRW* 980k/t (△43)
  - Unit price and FX impact △41, change in product composition (△2)
- Key raw materials input cost (carbon steel): Q2) 100 → Q3) 95 (△5)
  - Q3 unit price : iron ore= 89, coking coal = 95 (Q2 calibrated to 100)
- Production volume recovered in Q3 following refurbishment in Q2; the resulting lower fixed costs led to reduced processing cost


(KRW billion)
418
Sales price
: Down
△359
Raw material cost
: Down
+211
+168
Sales volume : Up
Cost, etc. : Down
438
'24.Q2
'24.Q3

12

Steel (overseas)

PT. Krakatau POSCO (Indonesia)


(KRW billion)
Revenue
Operating Profit
QoQ
763
51
607
△13
710
1
+103
+14
'23.Q3
'24.Q2
'24.Q3

PZSS (China)


(KRW billion)
Revenue
Operating Profit
QoQ
862
△11
800
△22
801
△29
+1
△7
'23.Q3
'24.Q2
'24.Q3

POSCO Maharashtra (India)


(KRW billion)
Revenue
Operating Profit
QoQ
435
10
456
13
444
20
△12
+7
'23.Q3
'24.Q2
'24.Q3

PY VINA (Vietnam)


(KRW billion)
Revenue
Operating Profit
QoQ
108
5
116
△2
95
△21
△21
△19
'23.Q3
'24.Q2
'24.Q3

OP declined QoQ due to sustained losses at overseas subsidiaries, i.e., at PZSS, PY VINA

- [PT.KP] Shifted to profit through increased sales of high-margin products (API, +22Kt) and expanded use of low-cost raw materials (local coking coal, +2.5%p)
- [P-Maharashtra] Continued to enhance sales mix focusing on premium automotive steel * Automotive steel sales: 52% (FY 2023 49%)
- [PZSS, PY VINA] Losses grew on sluggish market triggered by weak associated businesses, causing drops in mill margin (PZSS) and sales volume (PY VINA)

13 POSCO International Income Revenue & OP by Business Division (KRW billion, %) (KRW billion) QoQ Revenue Operating Profit OP Margin ‘23.Q3 ‘24.Q2 ‘24.Q3 QoQ 8,046 8,282 8,356 +74 Revenue 4.3% +0.1%p 4.2% 1) 3.9% 922 1,084 1,090 +6 Energy 2) Steel Mtrls, etc. 7,124 7,198 7,266 +68 8,356 8,282 +74 8,046 312 350 357 +7 Operating Profit 1) 172 198 198 - Energy 357 +7 350 2) 140 152 159 +7 Steel Mtrls, etc. 312 1) E&P, LNG power/terminal 2) General steel/eco-friendly material/food trading, consolidated accounts, etc. ‘24.Q2 ‘23.Q3 ‘24.Q3 Despite CR* decline from the Myanmar gas field, OP held on SMP growth and power sales from power plants • [E&P] Despite a drop in CR* (KRW△48B), performance held up owing to reduced depreciation expenses from the re-certification of new reserves (KRW△ 31B, QoQ) • [Power] OP grew on increased SMP (KRW +13/kwh) and greater energy sales due to a decline in the power reserve in the metropolitan city (KRW+17B, QoQ) • [LNG/Terminal] OP rose on the impact of previous year's terminal rental fees consolidation in Q3 (KRW +10B, QoQ) * Cost Recovery : Profit distribution that reimburses investment costs, which predominantly occurs in April, beginning of Myanmar's fiscal year.

14 POSCO E&C Income Revenue & OP by Business Division (KRW billion, %) (KRW billion) Q3 2023 Q2 2024 Q3 2024 QoQ QoQ Revenue Operating Profit OP Margin 2,438 2,588 2,178△410 Revenue 733 767 513△254 Plant 2.3% 2.1% +0.4%p Infrastructure 416 375 320△55 1.7% 1,226 1,454 1,266△188 Construction 2,588 Consolidated Accounts 63△8 79 +87 2,438 57 45 47 +2 Operating Profit 2,178 △410 7△39△41△2 Plant Infrastructure 9△4△3 +1 56 37 89 90 +1 Construction 47 +2 45 Consolidated Accounts 3△2 1 +3 Q2 2024 Q3 2023 Q3 2024 Despite QoQ sales decline resulting from large project deliveries in Q2, OP grew on profit restoration and sale of unused land • Q2 sales increased on plant and construction project acceleration; Q3 sales declined due to base effect of projects completed in Q2. • OP improved owing to profit restoration initiatives (e.g., renegotiated contract price) and sale of unused real estate (+KRW 32.9B from land sale) Continue to manage PF risk and sustain sound financials • Sound financials managed by keeping direct guarantees at industry’s lowest, monthly monitoring of PF progress and through loan index enhancement plan

15 POSCO Future M Income Revenue & OP by Business Division (KRW billion, %) (KRW billion) QoQ Revenue Operating Profit OP Margin Q3 2023 Q2 2024 Q3 2024 QoQ Revenue 1,286 916 923 +7 2.9% Energy Mtrl 953 594 583△11 1,286 Base Mtrl 333 322 340 +18 923 +7 916 Operating Profit 37 3 1△2 37 Energy Mtrl 22 1△16△17 △0.2%p 0.3% 0.1% 1 △2 3 Base Mtrl 15 2 17 +15 Q2 2024 Q3 2023 Q3 2024 CAM: Despite sustained robustness in high-Ni sales, inventory valuation loss pushed the balance into a deficit • Strong sales in NCA, N87 (+49%, +8% QoQ, respectively) / High-Ni share: (Q1) 70% → (Q2) 94% → (Q3) 93% • Inventory valuation loss: △KRW 22B AAM: Natural graphite sales decline lowers profits, balanced against the reversal of the artificial graphite inventory valuation loss • Natatural graphite sales : △3.4Kt, QoQ (△50%) • Reversal of inventory valuation loss +KRW 4B : artificial graphite +KRW 7B, natural graphite △KRW 3B Base Mtrl: Lime & chemical sales rose following completion of the BF repair. Refractory OP improved on increased converter repairs

16 Appendix Progress on Battery Materials Plant Construction Summarized Income Statement Summarized Balance Sheet

Progress on Battery Materials Plant Construction

17

Material	Company	Project	~2023	2024	2025~
Lithium	POSCO Argentina	Phase I, Brine		**Completion (Aug.)**	
		Phase II, Brine (up-stream)	Completion (Aug.)	**Evaporation pond replenishment (Q4)**	Completion (Q2) → Completion (Q3)
	POSCO Lithium Solution	Phase II, Brine (down-stream)	Completion (Jun.)	Utilities (May)	Completion (Q2)
	POSCO Pilbara Lithium Solution	Lithium Ore	Plant 1 completion (Nov.)	First shipment from Plant 1 (Apr.); Completion (Q3) → Completion (Q4)	
Nickel	SNNC	Fe Removal		Completion (Jan.)	
	POSC	Nickel Refining		Completion (Q3) → **Completion (Q4)**	
	Indonesia JV	Smelting (Matte)	Approval (Apr.); Equity acquisition, Construction commencement (Sept.)		Completion (Q2)
	POSCO CNGR Nickel Solution	Nickel Refining	Approval (May)	Incorporation (Jan.)	Completion (Q2 '26)
Next Generation	POSCO Silicon Solution	SiOx AAM	Approval (Jan.); Civil engineering (Jun.); Utilities (Sept.)	Downstream completion (Apr.); Completion (Sept.)

18 Summarized Consolidated Income Statement (KRW billion) Q3 '23 Q2 '24 Q3 '24 QoQ Revenue 18,961 18,510 18,321 189 △ Gross Profit 1,888 1,495 1,507 +12 (Gross Margin) (10.0%) (8.1%) (8.2%) +0.1%p SG&A 691 743 763 +20 Operating Profit 1,196 752 743△9 (Operating Margin) (6.3%) (4.1%) (4.1%) - Profit Before Tax 831 720 691 29 △ Net Profit 550 546 497 49 △ Net Profit attributable to Controlling Interest 488 530 453 77 △ EBITDA 2,140 1,755 1,705 50 △ (EBITDA Margin) (11.3%) (9.5%) (9.3%)△0.2%p EPS (KRW) 5,773 6,266 5,483 783 △ No. of Outstanding Shares (Thousands) 84,571 84,571 82,624 1,947 △

19 Summarized Consolidated Balance Sheet (KRW billion) Q3 ‘23 Q2 ‘24 Q3 ’24 QoQ Current Assets 48,636 47,182 44,199 2,983 △ Cash Balance* 19,694 18,911 16,104 2,807 △ Accounts Receivable 11,521 11,405 10,873 532 △ Inventories 14,154 13,486 13,699 +213 Non-Current Assets 54,384 58,105 58,103 2 △ Tangible Assets 34,306 38,146 38,543 +397 Intangible Assets 4,881 4,695 4,669 26 △ Other LT Financial Assets 2,778 2,944 2,777 167 △ Total Assets 103,020 105,287 102,301△2,986 Liabilities 42,691 44,075 41,097 2,978 △ Current Liabilities 22,067 23,278 22,623 655 △ Non-Current Liabilities 20,624 20,797 18,474 2,323 △ Total Interest Bearing Debt 27,929 28,660 25,911 2,749 ※△ Shareholders’ Equity 60,329 61,212 61,204 8 △ Controlling Interest 54,729 55,447 55,303 144 △ Net Debt 8,235 9,748 9,807 +59 Net Debt to Equity (%) 13.7% 15.9% 16.0% +0.1%p *Cash Balance represents Cash and Cash Equivalents, Short-term Financial Instruments, Short-term Held-for-Trading Securities, Short-term Marketable Securities, and Current Portion of Held-to-Maturity Securities